ICON Reports Third Quarter 2026 Results

Third Quarter 2026
Key Highlights
▪    Strong commercial performance with net business wins in the quarter of $3,150 million; a net book-
to-bill of 1.56x and closing backlog of $24.5 billion, up 4.8% sequentially.
▪    Revenue of $2,024.8 million and adjusted EBITDA of $336.9 million, representing an adjusted
EBITDA margin of 16.6%.
▪    GAAP net income of $122.1 million or $1.58 diluted earnings per share. Adjusted net income of
$205.8 million or $2.66 adjusted diluted earnings per share, an increase of 3.9% on quarter two 2026 adjusted diluted earnings per share.
▪    Generated free cash flow of $302.4 million, supporting continued investment in the business and return of capital to shareholders.
▪    $400.0 million worth of stock repurchased in quarter three at an average price of $170 per share.
▪    Board of Directors approved an increase in the share buyback authorization bringing the total value of authorized share repurchases to $750.0 million to be opportunistically deployed.
▪    Updating 2026 full-year financial guidance issued with revenue expected in the range of $8,100 -
$8,200 million and adjusted diluted earnings per share* expected in the range of $10.35 - $10.65.

October 27, 2026
DUBLIN--(BUSINESS WIRE)– ICON plc (NASDAQ: ICLR), a world-leading clinical research organization, today reported its financial results for the third quarter ended September 30, 2026.
Chief Executive Officer Commentary
“I am pleased with ICON’s third quarter results, which demonstrated continued financial, operational, and commercial execution. Adjusted EBITDA grew 3% sequentially, reflecting improved business mix and strong cost discipline, while sustained commercial excellence supported another quarter of exceptional bookings performance. I am particularly pleased that our AI-enabled digital platform continues to resonate with customers, many of whom choose ICON because of its impact on productivity, predictability and speed.
We remained focused on disciplined capital allocation, returning $400 million to shareholders through share repurchases in the third quarter, while continuing to invest in the capabilities that are driving future growth.
Our updated full-year financial guidance reflects sustained operational progress and higher pass-
through activity. Together, strong commercial performance, disciplined execution and ongoing strategic investments reinforce our confidence in delivering revenue growth, significant earnings progression, and shareholder value creation in 2027 and beyond.”
— Barry Balfe, Chief Executive Officer

Third Quarter 2026 Results
In quarter three 2026, gross bookings were $3,789 million, an increase of 26.9% on quarter three 2025, with cancellations of $639 million. This resulted in net business wins of $3,150 million and a book-to-bill of 1.56x.
Backlog as at September 30, 2026 was $24.5 billion.
Revenue for the third quarter was $2,024.8 million. This represents a decrease of 2.9% on quarter three 2025, or a decrease of 2.5% on a constant currency basis.
GAAP net income was $122.1 million, resulting in diluted earnings per share of $1.58 in quarter three 2026, compared to diluted earnings per share of $(3.67) in quarter three 2025. Adjusted net income for the quarter was $205.8 million, resulting in adjusted diluted earnings per share of $2.66 compared to $3.20 per share in quarter three 2025.
Adjusted EBITDA for the third quarter was $336.9 million or 16.6% of revenue, a decrease of 13.1% on quarter three 2025.
The effective tax rate on adjusted net income in quarter three 2026 was 18.6%.
Free cash flow was $302.4 million in the quarter. Cash generated from operating activities for the quarter was
$340.4 million. During the quarter, $38.0 million was spent on capital expenditure. $400.0 million worth of stock was repurchased at an average price of $170 per share. In August 2026, ICON completed a successful investment grade bond issuance of $2.15 billion. The Company applied the net proceeds from the issuance to repay all the outstanding Senior Secured Term Loan of $900 million, redeem in full the outstanding May 2027
Notes of $750 million and repay all outstanding borrowings under the Bridge Secured Credit Facility of $500 million. At September 30, 2026, the Group had cash and cash equivalents of $809.0 million, compared to cash and cash equivalents of $928.4 million at June 30, 2026 and $468.9 million at September 30, 2025. Net debt as at September 30, 2026 was $2.6 billion.

Year to Date 2026 Results
Gross business wins year to date were $10,733 million and cancellations were $1,584 million. This resulted in net business wins of $9,149 million and a book-to-bill of 1.49x.
Revenue year to date was $6,122.2 million. This represents a year on year decrease of 0.3% or a decrease of
1.4% on a constant currency basis.
GAAP net income year to date was $299.5 million, resulting in $3.87 diluted earnings per share. Year to date adjusted net income was $597.2 million, resulting in adjusted diluted earnings per share of $7.72 compared to
$9.99 per share for the equivalent prior year period.
Adjusted EBITDA year to date was $981.9 million or 16.0% of revenue, a year on year decrease of 18.4%.
The effective tax rate on adjusted net income year to date was 18.1%.

Earnings Conference Call
ICON will hold a conference call on October 28, 2026 at 08:00 EDT [12:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://investor.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

About ICON plc
ICON plc is a world-leading clinical research organization. Offering deep operational and medical expertise we accelerate innovation, driving emerging therapies forward to improve patient outcomes. From molecule to medicine, we deliver integrated consulting, clinical development, commercialization and post-marketing solutions to pharmaceutical, biotechnology, medical device, government and public health organizations worldwide. With headquarters in Dublin, Ireland, ICON employed approximately 40,250 employees in 98 locations in 55 countries as at September 30, 2026. For further information about ICON, visit:
www.iconplc.com.

Contacts
Investor Relations  +1 888 381 7923
Nigel Clerkin  Chief Financial Officer  |  +353 1 291 2000
Kate Haven  Vice President Investor Relations  |  +1 888 381 7923
All at ICON  |  Source: ICON plc  |  ICON/ICLR-F

Other Information
Cautionary Statement Regarding Forward-Looking Statements
Statements included herein which are not historical facts are forward-looking statements. Such forward-looking statements are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include, but are not limited to, statements regarding the following: anticipated financial results for 2026, 2027 and beyond;
contracted revenue; the Company's expectations regarding business momentum, market opportunity, demand trends, growth, and commercial performance; and the Company's expectations with respect to its long-term value creation and competitive positioning. You can identify many forward-looking statements by words such as “aims,” “anticipates,” “believes,” “continues,” “could,” “estimates,”
“expects,” “focused,” “guidance,” “intends,” “look,” “may,” “opportunities,” “plans,” “positions,” “potential,” “predicts,” “projects,” “seeks,”
“should,” “will,” “would” and other similar expressions and the negatives of such expressions. However, not all forward-looking statements contain these words. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. The forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, our results could be materially adversely affected. The risks and uncertainties include, but are not limited to, dependence on the pharmaceutical industry and certain clients, the need to regularly win projects and then to execute them efficiently and correctly, the challenges presented by rapid growth, competition and the continuing consolidation of the industry, the impact of market conditions on demand for the Company's services, risks related to the Company's ability to execute on its commercial strategy and maintain relationships with large pharmaceutical customers, and risks relating to the
Company's strategic partnerships, the dependence on certain key executives, changes in the regulatory environment, exchange rate fluctuations, inflation and rising labor costs. Please also refer to the section entitled "Risk Factors" of our Annual Report on Form 20-F for
the year ended December 31, 2025 filed on May 27, 2026 for a discussion of some of the principal risks that could adversely affect our business, operations and financial results. The Company’s forward-looking statements speak only as of the date of this report or as of the date they are made, and the Company undertakes no obligation to update its forward-looking statements.
Non-GAAP Financial Measures
In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including adjusted EBITDA, adjusted net income, adjusted diluted earnings per share and free cash flow. Adjusted EBITDA excludes stock-based compensation, foreign currency gains and losses, restructuring and related costs, transaction, integration related and other adjustments, gain on investments, loss on disposal of subsidiary undertaking, goodwill impairment and impairment of non-financial assets. Adjusted net income and adjusted diluted earnings per share exclude amortization of intangible assets, stock-based compensation, foreign currency gains and losses, restructuring and related costs, transaction, integration related and other adjustments, transaction-related financing costs, gain on investments, goodwill impairment, impairment of non-financial assets, loss on disposal of subsidiary undertaking and their related taxation effect. Free cash flow reflects cash generated from operating activities less capital expenditure. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.
*Adjusted diluted earnings per share to exclude amortization of intangible assets, stock-based compensation, foreign currency gains and losses, restructuring and related costs, transaction, integration related and other adjustments, transaction-related financing costs, gain on investments, goodwill impairment, impairment of non-financial assets, loss on disposal of subsidiary undertaking and their related taxation effect.
Our full-year 2026 guidance adjusted diluted earnings per share measures are provided on a non-GAAP basis without a reconciliation to the most directly comparable GAAP measure because the Company is unable to predict with a reasonable degree of certainty certain items contained in the measures without unreasonable efforts. For the same reasons, the Company is unable to address the probable significance of the unavailable information.

ICON plc

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND SEPTEMBER 30, 2025
(UNAUDITED)

Three Months Ended			Nine Months Ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
(in thousands except share and per share data)

Revenue	$2,024,757	$2,084,415	$6,122,242	$6,138,823

Costs and expenses:
Direct costs	1,532,925	1,538,951	4,673,190	4,443,967
Selling, general and administrative	196,850	197,049	591,766	600,439
Depreciation and amortization of intangible assets	94,422	99,030	275,520	292,706
Transaction and integration related	233	7,020	5,949	19,141
Restructuring	1,486	—	32,466	82,296
Loss on disposal of subsidiary undertaking	—	—	32,947	—
Goodwill impairment	—	364,248	—	364,248
Impairment of non-financial assets	—	101,027	—	101,027
Total costs and expenses	1,825,916	2,307,325	5,611,838	5,903,824

Income / (loss) from operations	198,841	(222,910)	510,404	234,999
Interest income	5,612	1,761	10,588	5,617
Interest expense	(66,175)	(50,243)	(162,959)	(148,003)

Income / (loss) before income tax expense	138,278	(271,392)	358,033	92,613
Income tax expense	(32,446)	(12,791)	(74,868)	(12,468)

Income / (loss) before share of net gains from equity method investments	105,832	(284,183)	283,165	80,145
Share of net gains from equity method investments	16,298	—	16,298	—
Net income / (loss)	$122,130	$(284,183)	$299,463	$80,145

Net income / (loss) per Ordinary Share:

Basic	$1.59	$(3.67)	$3.90	$1.01
Diluted	$1.58	$(3.67)	$3.87	$1.01

Weighted average number of ordinary shares outstanding:

Basic	76,932,640	77,373,534	76,785,939	79,057,239
Diluted	77,404,061	77,373,534	77,345,757	79,518,086

ICON plc

CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT SEPTEMBER 30, 2026 AND DECEMBER 31, 2025

	(Unaudited)	(Audited)
	September 30, 2026	December 31, 2025
ASSETS	(in thousands)
Current assets:
Cash and cash equivalents	$808,984	$647,295
Accounts receivable, net of allowance for credit losses	1,510,045	1,474,898
Unbilled revenue	1,023,170	1,096,592
Other receivables	100,669	116,750
Prepayments and other current assets	116,521	105,316
Income taxes receivable	81,990	60,824
Total current assets	$3,641,379	$3,501,675

Non-current assets:
Property, plant and equipment, net	375,265	395,724
Goodwill	8,721,911	8,731,689
Intangible assets, net	3,100,266	3,247,118
Operating right-of-use assets	103,064	128,948
Other receivables	73,658	75,707
Deferred tax asset	105,538	106,871
Investments in equity	121,251	82,050
Total Assets	$16,242,332	$16,269,782

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$86,003	$192,117
Unearned revenue	1,727,355	1,550,471
Other liabilities	936,745	904,826
Income taxes payable	18,553	18,999
Current bank credit lines, loan facilities and notes	—	529,762
Total current liabilities	$2,768,656	$3,196,175

Non-current liabilities:
Non-current bank credit lines, loan facilities and notes, net	3,379,107	2,872,616
Lease liabilities	97,144	117,122
Non-current other liabilities	79,362	72,807
Non-current income taxes payable	109,800	103,251
Deferred tax liability	680,944	714,427
Commitments and contingencies	—	—
Total Liabilities	$7,115,013	$7,076,398

Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized,
74,916,724 shares issued and outstanding at September 30, 2026 and
76,567,325 shares issued and outstanding at December 31, 2025	6,189	6,305
Additional paid‑in capital	7,208,291	7,131,956
Other undenominated capital	1,771	1,606
Accumulated other comprehensive loss	(110,352)	(68,534)
Retained earnings	2,021,420	2,122,051
Total Shareholders' Equity	$9,127,319	$9,193,384
Total Liabilities and Shareholders' Equity	$16,242,332	$16,269,782

ICON plc

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2026 AND SEPTEMBER 30, 2025
(UNAUDITED)

	Nine Months Ended
	September 30, 2026	September 30, 2025
	(in thousands)
Cash flows provided by operating activities:
Net income	$299,463	$80,145

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of intangible assets	275,520	292,706
Goodwill impairment	—	364,248
Impairment of non-financial assets	—	101,027
Impairment of operating right-of-use assets and related property, plant and equipment	—	5,573
Reduction in carrying value of operating right-of-use assets	34,596	29,473
Share of net gains from equity method investments	(16,298)	—
Loss on disposal of subsidiary undertaking	32,947	—
Amortization of financing costs	8,108	4,470
Loss on extinguishment of debt	12,233	—
Share-based compensation expense	63,319	72,529
Deferred tax benefit	(32,986)	(114,257)
Unrealized foreign exchange movements	(24,963)	24,661
Other non-cash items	4,195	20,561
Changes in operating assets and liabilities:
Accounts receivable	(99,754)	(8,212)
Unbilled revenue	64,474	(157,162)
Unearned revenue	235,605	64,542
Other net assets	(63,045)	21,739
Net cash provided by operating activities	793,414	802,043
Cash flows used in investing activities:
Purchase of property, plant and equipment	(111,183)	(114,885)
Purchase of subsidiary undertakings (net of cash acquired)	—	(2,537)
Cash outflow on disposal of subsidiary undertaking (including cash sold)	(57,142)	—
Proceeds from investments in equity	2,908	2,114
Purchase of investments in equity	(32,939)	(16,286)
Net cash used in investing activities	(198,356)	(131,594)
Cash flows used in financing activities:
Debt issuance costs	(16,679)	—
Early repayment fee	(7,841)	—
Drawdown of credit lines and loan facilities	2,650,000	50,000
Repayment of credit lines and loan facilities	(2,666,688)	(72,321)
Proceeds from shares issued under equity compensation plans	13,080	7,319
Share issuance costs	(15)	(14)
Repurchase of ordinary shares	(400,000)	(750,000)
Share repurchase costs	(94)	(450)
Net cash used in financing activities	(428,237)	(765,466)
Effect of exchange rate movements on cash	(5,132)	25,120
Net increase / (decrease) in cash and cash equivalents	161,689	(69,897)
Cash and cash equivalents at beginning of period	647,295	538,785
Cash and cash equivalents at end of period	808,984	468,888

ICON plc

RECONCILIATION OF NON-GAAP MEASURES
FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND SEPTEMBER 30, 2025
(UNAUDITED)

	Three Months Ended		Nine Months Ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
	(in thousands except share and per share data)

Adjusted EBITDA
Net income / (loss)	$122,130	$(284,183)	$299,463	$80,145
Income tax expense	32,446	12,791	74,868	12,468
Net interest expense	60,563	48,482	152,371	142,386
Depreciation and amortization of intangible assets	94,422	99,030	275,520	292,706
Stock-based compensation expense (a)	18,006	46,191	64,424	73,918
Foreign currency losses / (gains), net (b)	6,553	(6,860)	(1,152)	35,250
Restructuring and related costs (c)	10,720	—	41,700	82,296
Transaction, integration related and other (d)	10,664	7,020	66,724	19,141
Gain on investments (f)	(18,631)	—	(25,009)	—
Loss on disposal of subsidiary undertaking (g)	—	—	32,947	—
Goodwill impairment (h)	—	364,248	—	364,248
Impairment of non-financial assets (i)	—	101,027	—	101,027
Adjusted EBITDA	$336,873	$387,746	$981,856	$1,203,585

Adjusted net income and adjusted diluted net income per Ordinary Share
Net income / (loss)	$122,130	$(284,183)	$299,463	$80,145
Income tax expense	32,446	12,791	74,868	12,468
Amortization of intangible assets	46,244	58,688	146,631	176,691
Stock-based compensation expense (a)	18,006	46,191	64,424	73,918
Foreign currency losses / (gains), net (b)	6,553	(6,860)	(1,152)	35,250
Restructuring and related costs (c)	18,136	—	49,116	82,296
Transaction, integration related and other (d)	10,664	7,020	66,724	19,141
Transaction-related financing costs (e)	17,322	1,499	21,023	4,470
Gain on investments (f)	(18,631)	—	(25,009)	—
Loss on disposal of subsidiary undertaking (g)	—	—	32,947	—
Goodwill impairment (h)	—	364,248	—	364,248
Impairment of non-financial assets (i)	—	101,027	—	101,027
Adjusted tax expense (j)	(47,034)	(50,771)	(131,852)	(154,918)
Adjusted net income	$205,836	$249,650	$597,183	$794,736

Diluted weighted average number of Ordinary Shares outstanding	77,404,061	78,082,459	77,345,757	79,518,086

Adjusted diluted net income per Ordinary Share	$2.66	$3.20	$7.72	$9.99

(a)Stock-based compensation expense represents the amount of expense related to the Company’s equity compensation programs (inclusive of employer related taxes).
(b)Foreign currency losses / (gains), net relates to gains or losses that arise in connection with the revaluation, or settlement, of non-US dollar denominated assets and liabilities. We exclude these gains and losses from adjusted EBITDA and adjusted net income because fluctuations from period-to-period do not necessarily correspond to changes in our operating results.
(c)Restructuring and related costs relate to charges incurred in connection with the Company's realignment of its workforce, with the elimination of redundant positions as well as reviewing its global office footprint and optimizing its locations to best fit the requirements of the Company. Costs relating to accelerated amortization of operating right-of-use assets and related contract costs are recorded within selling, general and administrative expenses. Costs related to an accelerated depreciation charge on related property, plant and equipment was recorded within depreciation and amortization of intangible assets in the
Consolidated Statements of Operations and, accordingly, is reflected in the depreciation and amortization of intangible assets adjustment within Adjusted EBITDA, while being included within the restructuring and related costs adjustment in Adjusted
Net Income.
(d)Transaction, integration related and other costs include expenses associated with our acquisitions and any other costs incurred related to the integration of these acquisitions. Further, costs incurred in 2026 relating to the Investigation, including out of scope audit fees resulting from the impact of the investigation, and in defense of the Putative Class Action are classified within this category. These costs are recorded within selling, general and administrative expenses.
(e)Transaction-related financing costs include costs incurred in connection with changes to our long-term debt and amortization of financing fees including the loss on extinguishment of debt. We exclude these costs from adjusted net income because they result from financing decisions rather than from decisions made related to our ongoing operations.
(f)Gain on investments relates to Net Asset Value (NAV) movement on investments in equity recorded within the income statement and share of net gains from equity method investments. We exclude these movements from adjusted EBITDA and adjusted net income because fluctuations from period-to-period do not necessarily correspond to changes in our operating results.
(g)On May 8, 2026, ICON completed the disposal of Symphony Health Solutions Corporation. The Company recognized a pre-
tax loss on disposal, including transaction costs, of $32.9 million. This loss is excluded from adjusted EBITDA and adjusted net income.
(h)Goodwill impairment relates to an impairment of goodwill allocated to the Company's Data Solutions reporting unit.
(i)Impairment of non-financial assets relates to an impairment of the carrying amount of the property, plant and equipment and intangible assets of the Company's Data Solutions reporting unit.
(j)Represents the tax effect of adjusted pre-tax income at our estimated effective tax rate.
ICON plc